HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061

                                  July 18, 2007

Christine Allen
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:   Tongji Healthcare Group, Inc.
            Registration Statement on Form SB-2
            File No. 333-140645

      This office represents Tongji Healthcare Group, Inc. (the "Company"). In reference to the staff's letter dated June 22, 2007 we would like to know if the following disclosure addresses comments 4 and 5 before filing an amendment to the registration statement.

      Virtually all of our accounts receivable at March 31, 2007, December 31, 2006 and December 31, 2007 were due from the Nanning and Guangxi Medicare agencies. The age of our accounts receivables as of March 31, 2007, December 31, 2006 and December 31, 2005 is shown below:

                            March 31, 2007  December 31, 2006  December 31, 2005
                            --------------  -----------------  -----------------

  Less than 30 days old            38%              38%               47%
  31 to 60 days old                21%              22%               21%
  61 to 90 days old                18%              14%               17%
  Over 90 days old                 23%              26%               15%

      As of December 31, 2006 our accounts receivable were approximately 16% of our revenues for the year. In comparison, our accounts receivable at December 31, 2005 were only 7% of our revenues for the year. The increase in our accounts receivable during 2006 is primarily the result of three factors.

      First, during 2006 revenues from Medicare patients increased 12% over 2005. Since we bill the government Medicare funds for services provided to Medicare patients, receivables result from these services. In contrast, self-pay patients normally pay at the time the service is provided.


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      Second, we bill for services provided to Medicare patients through a medical card (the US equivalent to an insurance card). We normally receive most of the billed amount within 90 days. The remaining 10% is received the following year following annual inspections by the Nanning municipal government and the Guangxi provincial government. We normally receive payment in March of the following year from the Guangxi provincial government and by September of the following year from the Nanning municipal government. As a result of the deferred receipt of 10% of the amounts billed to the Medicare funds, our accounts receivable balance is high at year end, and sometimes in March if payment from the Nanning municipal government is delayed.

      Third, in 2006 the Nanning municipal medicare fund was upgrading its software systems. As a result of the upgrading process payments of approximately $35,500 were not received until the first quarter of 2007. Due to the delay in receiving these payments our accounts receivable balance at December 31, 2006 was higher than normal.

      A receivable is recorded as a bad debt and is written off when we consider it to be uncollectable. During the three months ended March 31, 2007 and the years ended December 31, 2005 and 2006 we did not write off any bad debts.

      All of our outstanding receivables at December 31, 2005 have been collected. Of the receivables outstanding at December 31, 2006 all but approximately $19,000 have been collected. Between December 31, 2006 and March 31, 2007 our receivables declined by approximately $55,000, or 20%.

      Please advise if our proposed responses to these comments are acceptable to the staff.

                                           Very Truly Yours,

                                           HART & TRINEN, L.L.P.



                                           William T. Hart




WTH:ap


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